

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 5, 2016

Via E-Mail
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

> **Re: Capital City Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed July 8, 2015**
> **Response dated January 14, 2016**
> **File No. 333-140806**

Dear Mr. Shear:

We have reviewed your January 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Oil and Gas Reserves, page 5

1.   We have read your response to prior comment 1 and understand that you have obtained a report from Shumway Resources, LLC pursuant to Item 1208(a)(8) of Regulation S-K for the period ending December 31, 2014. Please provide us with a copy of the referenced report prior to its inclusion as an exhibit to your amended filing on Form 10-K.

2.   We have read your response to prior comment 2 and your proposed expanded disclosures regarding Subpart 229.1200 of Regulation S-K. However, the examples of your proposed disclosure relating to Item 1202(a)(2)-Instruction 3 and Items 1204(a), 1204(b)(2), 1205 and 1208(a) of Regulation S-K do not fully comply with these requirements. In this regard, we note the following points that you should address:

- Instruction 3 to Item 1202(a)(2) of Regulation S-K states "if the registrant discloses amounts of a product in barrels of oil equivalent, disclose the basis for such equivalency." You indicate a mathematical factor, but not the basis (e.g. the number of cubic feet of natural gas per barrel of oil equivalent) for converting your natural gas volumes to equivalent barrels of oil. Please further revise your disclosure to describe the basis for conversion.

- Item 1204(a) of Regulation S-K requires disclosure for each of the last three fiscal years "by geographical area and for each field that contains 15% or more of the registrant's total proved reserves." Item 1201(d) of Regulation S-K explains "for the purposes of this Subpart 229.1200, the term geographic area means, as appropriate for meaningful disclosure in the circumstances: (1) by individual country; (2) by groups of countries within a continent; or (3) by continent." We note you are proposing to include production information by individual U.S. state, rather than retain disclosure by country, which is also permissible. However, in either case, you should also report such information for each field that contains 15% or more of your proved reserves. If there are no such fields please clarify.

- Item 1204(b)(2) of Regulation S-K requires disclosure of the "average production cost, not including ad valorem and severance taxes, per unit of production." You indicate the average production costs by final product sold rather than per unit of production as required, e.g. the average cost per barrel of oil equivalent. Please specify production costs in the appropriate units and clarify that such costs exclude ad valorem and severance taxes if true.

- Item 1205 of Regulation S-K requires disclosure for each of the last three fiscal years of "(1) the number of net productive and dry exploratory wells drilled; and (2) the number of net productive and dry development wells drilled." However, you include an explanation for dry wells only. You should also provide the number of gross and net *productive* exploratory and development wells drilled, if any, for each of the last three fiscal years (productive well is defined under Item 1205(b)(2) of Regulation S-K).

- Item 1208(a) of Regulation S-K requires disclosure of the "total gross and net productive wells, expressed separately for oil and gas." However, you only refer to the number of producing oil and gas wells generating net production. You should disclose the numbers of (i) productive *gross* oil wells, (ii) productive *gross* gas wells, (iii) productive *net* oil wells and (iv) productive *net* gas wells to comply with this requirement (gross well, net well and productive wells are defined under Item 1208(c) of Regulation S-K).

We also note that your response omits the disclosures required by Items 1202(a)(7), 1208(a) and 1208(b) of Regulation S-K and FASB ASC 932-235-50-5. Please expand the disclosures in your filing to include the required information as follows:

- Item 1202(a)(7) of Regulation S-K requires the disclosure of the qualifications of the Company's technical person "primarily responsible for overseeing the preparation of the reserves estimates."

- Item 1208(a) of Regulation S-K requires the disclosure for the current fiscal year of the "total gross and net developed acreage (i.e., acreage assignable to productive wells)" (gross acre and net acre are defined under Item 1208(c)(1) and (2) of Regulation S-K).

- Item 1208(b) of Regulation S-K requires the disclosure for the current fiscal year of the "amount of undeveloped acreage…expressed in both gross and net acres." The item also requires the disclosure relating to the dates of expiration of material amounts of gross and net undeveloped acreage (undeveloped acreage is defined under Item 1208(c)(4) of Regulation S-K).

- FASB ASC 932-235-50-5 requires the disclosure of the "changes in the net quantities of an entity's proved reserves" by individual product type with the "changes resulting from all of the following shown separately with an appropriate explanation of significant changes: a) revisions of previous estimates, b) improved recovery, c) purchases of minerals in place, d) extensions and discoveries, e) production and f) sales of minerals in place."
Please incorporate the required disclosure into the presentations provided as supplemental information relating to your oil and gas producing activities in the Notes to Consolidated Financial Statements.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page F-15

Oil and Gas Producing Activities, page F-15

Net Proved Reserve Summary, page F-16

3.   We have read your response to prior comment 3 regarding inconsistent reporting of your proved developed reserves on pages 5 and F-16. The disclosure that you propose to resolve this concern presents the total proved reserves as an equivalent reserve quantity using the figures of 16,368 and 26,765 for the periods ending December 31, 2014 and

2013, respectively, as both a gas equivalent amount (Mcfe) and as an oil equivalent amount (Boe). Please further revise your disclosures to resolve the inconsistency in the presentation of your estimates.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-18</u>

4.   We have read your response to prior comment 4 regarding your accounting for asset retirement obligations in your presentation of the standardized measure. Please clarify for us the extent to which the costs relating to your asset retirement obligations are reflected in the calculation of your standardized measure of discounted future net cash flows for the period ending December 31, 2013. We also note that in response to prior comment 3, while you appear to have revised your estimates of proved reserves for the periods ending December 31, 2014 and 2013, you have not indicated a corresponding change in your standardized measure of discounted future net cash flows or the changes in this measure for the periods ending December 31, 2014 and 2013. Please further revise your disclosures to clarify these matters.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources